Contact

www.linkedin.com/in/tfanelli
(LinkedIn)
convesio.com/ (Company)
account.convesio.com/ (Other)

Top Skills

SEO

SEM

Google Analytics

Publications

Infographics In Action

Infographics In Action: A Step-by-Step Playbook to Create & Promote Infographics on a Budget

Thomas M Fanelli

CEO Convesio | Instant Cloud Infrastructure for Business Critical WordPress Websites
San Francisco

Summary

Driven, highly accomplished global product and marketing expert with extensive experience in both small, innovative startups and large enterprise organizations. Develop and lead globally dispersed marketing and product teams. Lead companies through reorganizations and periods of change and challenge. Responsible for $100 million dollar+ P&L and advertising spends. Entrepreneurial leader with a passion for marketing, visionary leadership skills, and a commitment to growing companies.

CORE COMPETENCIES
Strategic Planning • Team Leadership • Customer Acquisition • Product Marketing / Management
Business Development • Web Design • Lead Generation • Social Media • SEO / SEM • SaaS • A/B Testing • Marketing Automation • Global Team Leadership • Demand Generation • Content Marketing

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Experience

Convesio
Chief Executive Officer & Co-Founder
December 2018 - Present (3 years 5 months)
San Francisco Bay Area

Whether you're hosting WordPress websites for your agencies or as part of your product, the Convesio platform allows you to manage your websites with increased flexibility, scalability and reliability.

Convesio is the first self-healing, autoscaling, platform-as-a-service for creating and managing WordPress websites.

Convesio was founded in 2018 to provide agencies and enterprises a platform for hosting scalable, secure WordPress sites without the complexity of traditional cloud providers.

Traditional hosting has not evolved to embrace the latest technology, and design agencies struggle to find scalable, high performance hosting. Cloud infrastructures are costly, complex and out of reach for most agencies.

To solve these problems we had to rethink hosting from the ground up, leveraging the latest technology, infrastructure, and development methods. The result is a multi-tiered system architecture that removes all of the single points of failure associated WordPress and scales as needed at each layer of the system.

Websites on Convesio outperform traditional hosting providers, reducing the amount of client complaints. We simplify complex hosting processes, providing a high availability, secure and scalable platform for client websites and streamlined workflows for agencies. Lastly, we enable agencies to differentiate hosting and use it as a true selling point while maximizing hosting profits.

Aptly
4 years 3 months

Advisor
August 2019 - Present (2 years 9 months)
San Francisco Bay Area

CMO
February 2018 - August 2019 (1 year 7 months)
San Francisco Bay Area

Aptly is multifamily's first CRM powered by artificial intelligence designed to optimize the resident experience, streamline communication and make property management teams more efficient. Aptly unifies resident and property data into one actionable, shared workspace. The result is increased productivity, smarter/faster resident interaction and more converted leads.

Aptly was founded in 2017 by a team of property tech SaaS entrepreneurs who built and scaled single family's first cloud property management platform. Working with leading brands in both single and multifamily real estate, the Aptly team has in-depth industry knowledge and expertise. Headquartered in San Francisco, Aptly has embraced the remote work culture, with team members in San Diego, Buenos Aires, Las Vegas, Dallas and beyond. Aptly is integrated with leading property management and email platforms such as Yardi, RealPage, Office365 and Google Apps. Aptly is proudly backed by Accel Ventures, Slack Fund and C-Level executives from Facebook, Salesforce.com and Twilio.

Ellipsis Technologies
Vice Chairman
March 2018 - Present (4 years 2 months)
San Francisco Bay Area

Pioneers in AI powered bot detection.

Deluxe Corporation
VP Product Management, Small Business Services
September 2014 - February 2018 (3 years 6 months)
San Francisco Bay Area

Lead organization through transformative time by rationalizing product strategy, breaking down product silos, and unifying disparate products and services. Responsible for small business products in wholesale, direct, and partner channels, accountable for top line revenue, adoption, and gross profit margins across product lines.

• Lead through a strategic reorganization to break down silos and unify P&L's of acquired companies.
• Rationalize Deluxe product strategy to position solutions throughout the small business lifecycle.
• Unify Product Roadmaps, Vision, and Value Propositions across distributed 300+ person organization.

At Deluxe we strive to be an indispensable partner to the small businesses and financial institutions we serve. Our goal is to provide you with products, services and advice you need to help you achieve success.

Small Businesses: From personalized printed products to logo design, web services, and search engine marketing that helps your business get found, we work to deliver the most innovative products and services to help you live your passion.

Financial institutions: Being successful in today's financial arena means being flexible to the ever-changing demands and preferences of your account holders. With Deluxe Financial Services, you'll find the programs and services you need to meet those demands, drive revenue and create meaningful, long-lasting relationships with your customers.

RealPage, Inc.
5 years

Senior Vice President, Consumer Marketing
June 2012 - September 2014 (2 years 4 months)

• Lead MyNewPlace.com a consumer driven rental search site with over 4 Millions visits per month.

• Developed marketing services team providing SEO, SEM, conversion optimization, analytics, and social marketing to our customers.

• Developed marketing services team for custom and template driven website design optimized for lead generation.

• National speaking on social media, SEO, SEM, and online customer acquisition strategy for real estate and property management professionals.

Vice President, Marketing Services | LeaseStar
January 2012 - June 2012 (6 months)

• Developed marketing services team providing SEO, SEM, conversion optimization, analytics, and social marketing to our customers.

• Developed marketing services team for custom and template driven website design optimized for lead generation.

• National speaking on social media, SEO, SEM, and online customer acquisition strategy for real estate and property management professionals.

Vice President of Product Marketing, SMB
2009 - December 2011 (2 years)
San Francisco Bay Area

• Developed marketing services team providing SEO, SEM, conversion optimization, analytics, and social marketing to our customers.

• Product managed in app marketing features for online lead acquisition, SEO Management, website management, online listing syndication, call tracking, analytics, and prospect management.

• National speaking on social media, SEO, SEM, and online customer acquisition strategy for real estate and property management professionals.

Propertyware, Inc.
Vice President of Marketing
March 2009 - November 2009 (9 months)

• Oversaw all aspects of company and product marketing including both online and offline.

• Managed all SEO, SEM, and social marketing campaigns.

• Responsible for all lead generation and marketing automation system using Salesforce.com and Marketo.

dESCO, LLC
V. P. Sales and Marketing
October 2006 - March 2009 (2 years 6 months)

dESCO, LLC is the leading provider of service management software for field service companies.

• Oversaw global sales team that successfully transition from selling their legacy enterprise software to a new SMB focused application.

• Shortened overall sales lifecycle from 12 months to 1.5 months

• Oversaw all company and product marketing for both online and offline

• Managed all SEO, SEM, and lead generation efforts

• Successfully transitioned sales team from Goldmine to Saleforce

• Increased sales 300% first in first year by transitioning to online lead generation model.

• Sustained annual sales growth year over year

• Negotiated strategic partnerships with Microsoft, Intuit, & Sage Software.

Unity Gain Recording Institute
Instructor/Audio Enginner

February 1998 - January 2009 (11 years)

-Senior Instructor for Basic Audio Recording Semester

-Senior Instructor for MIDI and Digital Audio Semester

-Session Engineer responsible for multi-track sessions, digital & analog recording, mic setup, vocal and instrumental recording, sampling, and MIDI.

16 Track Analog

24 Track Digital

72 Track Direct to Disk

Music Production

Midi Sequencing

Audio for Film and Video

Voice Over

DVD Production

Video Production

Graphic Design

Live Sound Recording - On Site

Radio Spot Production

Audio For Web

Coastal Computer Corporation
V.P. Sales and Marketing
July 2001 - November 2006 (5 years 5 months)

Thomas Fanelli joined Coastal in July 2001 and brings a wealth of experience and knowledge in sales and marketing. Before coming to Coastal, Thomas was partner and co-founder of OmniGraphix Corp., a Florida based design and marketing firm. Thomas has a diverse background ranging in sales & marketing, computer technology, and multimedia production. He served in the United States Army during Desert Storm and after being Honorably Discharged attended college and earned a degree in Audio Production. Thomas will direct all of Coastal's sales and marketing campaigns.

U.S. Army
Combat Engineer
July 1993 - May 1995 (1 year 11 months)

Combat engineers supervise, serve, or assist as a member of a team, squad, section, or platoon; provide combat engineering support to combat forces; and operate Combat Engineer Vehicles (CEV), Armored Vehicle Launched Bridges (AVLB), and Armored Combat Earthmover (ACE). Duties for MOS 12B at each level of skill are:

1) Skill Level 1. Performs basic combat construction. Operates various light or heavy engineer wheeled vehicles. Operates or serves as crewmember on a CEV, AVLB, or an ACE while participating in combat mobility, countermobility, and survivability operations. Prepares and installs priming and firing systems for demolition and explosives. Arms, disarms, and installs anti-personnel and anti-tank mines. Locates mines by visual means or by using a mine detector. Recognizes and neutralizes booby traps, friendly and threat mines, and firing devices.

Education

Florida SouthWestern State College
Music · (1995 - 1997)

Unity Gain Recording Institute
Audio Recording and Engineering · (1995 - 2011)

Barry University
 · (2000 - 2001)